# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Netskope Inc, CIK 0002063196
CUSIP: 64119N608
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2445 Augustine Dirve, Suite 301, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001283718

## Reporting persons
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 8,960,263; shared voting power 0; sole dispositive power 8,960,263; shared dispositive power 0; aggregate amount beneficially owned 8,960,263 (3.7% of the class)
  Comment: The securities reported in items 5, 7 and 9 consist of 8,960,263 shares of class B common stock ("Class B Shares") of Netskope, Inc (the "Issuer"). Each Class B Share is convertible into one share of class A common stock ("Class A Shares") of the Issuer at the option of the holder.
  Item 11 is calculated based on a total of 231,167,738 Class A Shares outstanding as of March 24, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026 plus 8,960,263 additional Class A Shares assuming conversion of the 8,960,263 Class B Shares held by Canada Pension Plan Investment Board.

## Item 1. Issuer
Name of issuer: Netskope Inc
Address of issuer's principal executive offices: 2445 Augustine Drive, Suite 301, Santa Clara, California 95054

## Item 2. Person Filing
Name of person filing: Canada Pension Plan Investment Board
Address of principal business office or, if none, residence: One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5 Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2.
Sole power to vote or to direct the vote: See Item 5 on page 2.
Shared power to vote or to direct the vote: See Item 6 on page 2.
Sole power to dispose or to direct the disposition: See Item 7 on page 2.
Shared power to dispose or to direct the disposition: See Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
See Exhibit 99.1 Power of Attorney of Canada Pension Plan Investment Board (incorporated by reference to Exhibit 99.1 of the Schedule 13G filed by Canada Pension Plan Investment Board in respect of the Issuer on March 18, 2026).

## Signatures
- Canada Pension Plan Investment Board: /s/ Pierre Abinakle, Managing Director, Head of Compliance (05/15/2026)
Comment: See Exhibit 99.1 Power of Attorney of Canada Pension Plan Investment Board.